Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX July 27, 2023

JUNE 2023 QUARTERLY REPORT

IperionX Limited (IperionX) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended June 30, 2023. Highlights during the quarter included:

Plans to Build Largest Recycled Titanium Powder Facility

◾
IperionX announced plans for the world’s largest recycled titanium powder facility, with initial production from the first stage 125 tpa Titanium Demonstration Facility (TDF) expected in early 2024, followed by a simple, modular expansion to the 1,125 tpa Titanium Commercial Facility (TCF-1) by the end of 2025.

◾
The design of the TDF and TCF-1 is built upon the operational experience from our Industrial Pilot Facility (IPF) operations in Utah, where IperionX has been successfully producing titanium metal since early 2022. The full development of the TCF-1 will scale titanium production to commercial levels, at substantially lower costs, and position IperionX to compete on price with other structural metals, including stainless steel and aluminum.

◾	The TCF-1 has projected titanium powder production cash costs of ~US$42/kg versus a third-party estimated current titanium powder market price of ~US$200/kg.

◾	At full capacity, the TCF-1 could generate ~US$100 million of EBITDA based on key operating assumptions and a using titanium metal powder price of ~US$130/kg.

◾	IperionX advanced a pipeline of government funding and incentive packages that aim to strengthen U.S. manufacturing and critical materials supply chains.

Agreement to Produce Titanium Components for Ford

◾
IperionX agreed to supply titanium metal components for Ford Motor Company (Ford). Ford and IperionX plan to additively manufacture a series of high-quality titanium components for future Ford Performance production vehicles.

◾
Ford Performance is the high-performance and racing division of the Ford Motor Company, well known for a leading range of performance cars such as the F150 Raptor, Bronco Raptor, Mustang Mach 1 and the Shelby GT500.

◾
Ford’s Sustainability and Advanced Materials divisions performed a series of testing procedures to verify that IperionX’s titanium surpassed the quality specifications required under ASTM International standards.

◾
The additively manufactured titanium components will undergo a final study to evaluate a range of potential surface finishes. The insights gained from this work will inform the final specifications, and unit costs, for the low-carbon titanium components for Ford Performance production vehicles.

Partnership with Aperam to Create Circular Titanium Supply Chain

◾	IperionX and Aperam Recycling through its American entity ELG Utica Alloys (ELG) forged an agreement to create a low-carbon 100% recycled titanium supply chain.

◾	IperionX and ELG plan to use titanium feedstocks generated from manufacturing waste and end-of-life titanium metal products to create low-carbon titanium metal for a fully circular supply chain.

◾	A successful partnership with ELG has the potential to supply most of the titanium feedstocks required for the TDF in 2024.

Achievement of first UL Validated 100% Recycled Titanium

◾
IperionX achieved the UL Environmental Claim Validation Procedure 2809 for its 100% recycled, low-carbon titanium metal powder. UL Solutions is a global leader in sustainability standards, and IperionX’s titanium is the first commercial titanium metal powder for additive manufacturing to achieve UL validation for 100% recycled content.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

◾
Titanium has been mass produced in the same way since the 1940’s when the existing ‘Kroll’ process was developed. The Kroll process is disadvantaged by its limited ability to use recycled titanium feedstocks, leading to higher costs and a supply chain that can’t achieve full circularity. The current manufacturing process for titanium products also generates large volumes of titanium waste that is downcycled to the ferro-titanium market or shipped to landfill.

◾
IperionX’s titanium production technologies use less energy to produce titanium, at lower costs, with zero Scope 1 and 2 greeenhouse emissions, and provide a pathway to sustainable production of titanium by using 100% scrap titanium instead of relying on mined resources.

Life Cycle Assessment (LCA) of Recycled Titanium

◾
IperionX completed a LCA for the production of 100% recycled, low carbon titanium using its patented technologies.  The LCA highlights that titanium powder from IperionX's planned TDF has the potential for a life cycle carbon footprint of just 7.8 kg of carbon dioxide equivalents (CO2e) per kg.

◾
This estimated carbon footprint is over 90% lower than competing titanium powders from plasma atomization, 80% lower than from titanium ingot produced from the Kroll process, more than 50% lower than aluminum ingot and near equal to stainless steel.

◾	The LCA confirms the class-leading sustainability of IperionX's titanium technologies, with the lowest quantified life cycle carbon footprint for titanium powders in the market today.

Green Hydrogen Market Assessment

◾	IperionX released a market study on green hydrogen (which can be found here) that highlighted the critical importance of titanium to meet the demands for this high growth market.

◾	Green hydrogen production is forecast to surge by over 1,000x by 2030, driven by increasing demand for clean energy and record government incentives to accelerate the scale-up of green hydrogen.

◾
Titanium is an essential material for the PEM electrolyzers used for green hydrogen production and for hydrogen fuel cells that will power automotive, truck and bus transportation, as well as marine, aerospace and military applications.

◾	The potential demand from this rapidly growing sector could be over 270,000 tpa by 2040, which is as large as the entire current global titanium production capacity in 2022.

Commercial Sales and Marketing Activities

◾
IperionX is in active discussions with over 70 potential customers, including across the automotive, consumer electronics, bicycle, green hydrogen, aerospace, luxury goods, defense and additive manufacturing sectors.

Completion of $20 million placement

◾
IperionX completed a placement of 20 million new fully paid ordinary shares at an issue price of A$1.00 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$20 million.

◾
The placement was led by IperionX’s two largest shareholders, Fidelity Management & Research Company and Fidelity International, confirming their continued support for IperionX. Directors of IperionX also participated in the placement by subscribing for a total of 1 million shares.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

PLANS TO BUILD LARGEST RECYCLED TITANIUM POWDER FACILITY

During the quarter, IperionX completed detailed engineering design for the planned 125 tpa TDF and a Techno-Economic Assessment for a modular expansion to deliver the TCF-1 capacity of 1,125 tpa.

Figure 1: IperionX titanium metal production facilities at the Southern Virginia Technology Park in Halifax County, Virginia.

The TDF and TCF-1 will use the breakthrough Hydrogen Assisted Metallothermic Reduction (HAMR) technologies to produce titanium metal powders. At full capacity, the TCF-1 is expected to be the largest recycled titanium powder facility globally and the only titanium production facility using 100% titanium metal scrap as a feedstock. It will also be the only titanium production facility with zero Scope 1 & 2 emissions with the lowest carbon intensity for any commercial titanium metal powder product.

The design of the TDF and TCF-1 is built upon the learnings from our Industrial Pilot Facility operations in Utah where IperionX has been producing titanium metal since early 2022. The full development of the TCF-1 will scale titanium production to commercial levels, at significantly lower costs, and allow IperionX to compete on price with other metals, including stainless steel and aluminum.

First production from the TDF is forecast in early 2024 and a simple, modular expansion is expected to commission the 1,125 tpa TCF-1 by the end of 2025.

The TCF-1 expansion has projected cash costs of ~US$42/kg for titanium powder compared to a current third-party forecast titanium powder market price of ~US$200/kg.  At full capacity, the TCF-1 could generate ~US$100 million of EBITDA based on key operating assumptions and using a titanium metal powder price of ~US$130/kg.

Full details of the techno-economic assessment can be found here.

Figure 2: IperionX Titanium Metal Powder projected production scale up and revenue generation.

AGREEMENT TO PRODUCE TITANIUM COMPONENTS FOR FORD

During the quarter, IperionX agreed a Scope of Work for the supply of titanium metal components to Ford. Ford and IperionX have been actively collaborating to design, test and additively manufacture a series of high-quality titanium components for future Ford Performance production vehicles.

Ford Performance is the high-performance and racing division of the Ford Motor Company, well known for a leading range of performance cars such as the F150 Raptor, Bronco Raptor, Mustang Mach 1 and the Shelby GT500.  Ford aims to be the only manufacturer competing in Formula 1, Le Mans 24 Hours with Mustang GT3, WRC with the M-Sport Ford Puma Hybrid Rally1, Baja 1000 with Ranger Raptor and Bronco, and NASCAR and Supercars with Mustang.

The Ford SoW followed a detailed program of quality and strength testing of IperionX’s low-carbon, circular titanium metal. Ford’s Sustainability and Advanced Materials divisions undertook a range of testing procedures, verifying that IperionX’s titanium surpassed the required parameters set under ASTM International standards.

The titanium components are set to undergo a comprehensive “finishing study” to assess a range of potential surface finish of parts. The insights gained from this SoW will guide the final design, and unit costs, for a range of low-carbon titanium components for Ford Performance production vehicles.

Automotive parts made with titanium are notable for superior strength-to-weight ratios, high levels of corrosion resistance, outstanding durability and – unique to IperionX’s technologies – can be sustainably recycled at the end of the product life.  IperionX’s proprietary technologies can unlock significant sustainability benefits that are critical for a low-carbon, fully circular titanium automotive supply chain – attributes that can’t be achieved with any other known commercial titanium production process.

Ford recently joined the First Movers Coalition, a global initiative to harness the purchasing power and supply chains for innovative clean industrial materials technologies. The First Movers Coalition leverages the collective purchasing power from the 50+ foundation companies - that includes Volvo, Airbus, Apple, Amazon and Microsoft - to send a clear demand signal necessary to scale-up critical emerging technologies essential for the net-zero transition.

PARTNERSHIP WITH APERAM TO CREATE RECYCLED TITANIUM SUPPLY CHAIN

During the quarter, IperionX and Aperam, through its American entity ELG, executed an agreement to create a low-carbon 100% recycled titanium supply chain.  ELG will supply clean titanium scrap metal and IperionX will use its patented titanium processing technologies to produce low-carbon titanium metal for a more sustainable and fully circular supply chain.

Aperam is a global player in stainless, electrical and specialty steel and recycling. The business is organized in four primary reportable segments: Stainless & Electrical Steel, Services & Solutions, Alloys & Specialties and Recycling & Renewables, which aims to place the circular economy at the heart of Aperam’s growth strategy.

Figure 3: IperionX & Aperam closed loop circular supply chain.

ELG – part of Aperam Recycling - is a leading global specialist in sourcing and processing titanium, stainless steel and super alloys and currently processes more than 1m tonnes of metal p.a.

Titanium metal is currently sourced over long distances from high carbon supply chains with traceability issues. Manufacturing of titanium components generates a large amount of titanium scrap metal in the form of cuttings and turnings which are typically downcycled to the ferrotitanium market.

To ensure a more affordable and sustainable domestic manufacturing sector, the U.S. needs to re-shore low carbon titanium production, unlock new sources of titanium materials and close the loop of the supply chain by recycling more titanium metal. Higher levels of titanium recycling can reduce costs, lower carbon emissions and mitigate supply chain shortages.

The agreement between IperionX and ELG will use scrap titanium feedstocks from manufacturing waste and end-of-life titanium metal products, to re-shore advanced low-carbon titanium metal production and create a more sustainable, 100% recycled U.S. titanium supply chain.

LIFE CYCLE ASSESSMENT OF RECYCLED TITANIUM

During the quarter, IperionX released its Life Cycle Assessment for its 100% recycled, low carbon titanium metal powder. IperionX’s LCA, titled “Life Cycle Assessment of 100% Recycled Titanium Ti64 Powder for Additive Manufacturing”, highlights that titanium powder produced at IperionX’s planned TDF has the potential for a life cycle carbon footprint of as little as 7.8 kg of CO2e per kg.

Titanium metal produced by the current “Kroll Process” is high carbon, energy intensive, expensive and has low levels of circularity. Leading companies across the defense, automotive, bicycle, consumer electronics, luxury goods and green hydrogen sectors want to source low carbon, affordable titanium from traceable recycled sources. IperionX’s patented technologies offer a pathway to deliver significantly lower cost, and lower carbon, recycled titanium metal powders for titanium components across these industries.

The LCA confirms the compelling sustainability advantages for companies that design and manufacture products with IperionX titanium. Although titanium is strong, lightweight and offers superior corrosion resistance - it has been hindered by its historically higher cost, high carbon footprint and limited recyclability.  IperionX titanium offers leading companies an opportunity to reduce their impact on the environment with a superior low carbon metal, with greater durability and strength, and that can be sustainably recycled at the end of the product life.

The LCA was conducted by EarthShift Global, an independent expert LCA consultancy, in compliance with international environmental management standards of ISO 14040 and 14044, and included independent third-party critical review.

IperionX has subsequently commissioned a critically reviewed, ISO-compliant comparative LCA to quantify the benefits of its 100% recycled titanium powder against other metal powders for additive manufacturing, including titanium, stainless steel and aluminum, and this is anticipated for release in Q3 2023.

Full details of the LCA can be found here.

Figure 4: Comparison of HAMR-GSD Ti powder LCA results to other published LCA studies.

ACHIEVEMENT OF FIRST UL VALIDATED 100% RECYCLED TITANIUM

During the quarter, IperionX announced that it achieved the UL Environmental Claim Validation Procedure 2809 for its 100% recycled, low-carbon titanium metal powder. UL is a global leader in sustainability standards, and IperionX’s low carbon titanium is the first commercial titanium metal powder for additive manufacturing to achieve UL validation for 100% recycled content.

UL recycled content validation is important as titanium metal powder for additive manufacturing can only be used a limited number of times before quality is impacted by contaminants or inferior powder morphology. Out-of-specification titanium powder increases the probability of defects which jeopardize the structural integrity of additively manufactured components. Additionally, titanium metal produced by the standard “Kroll Process” is energy intensive, high cost, high carbon and is hindered by low levels of circularity. The current manufacturing process for titanium products generates large volumes of titanium waste that is downcycled to the ferro-titanium market or shipped to landfill.

In contrast, IperionX titanium is low-carbon with zero scope 1 and 2 emissions.  IperionX can uniquely use 100% scrap titanium as feedstock to produce high performance, low-carbon recycled titanium metal via a circular supply chain that doesn’t rely upon mined resources.

Figure 5: IperionX UL-validated 10% recycled titanium attributes.

Notably, IperionX recently won the U.S. Air Force Research Laboratory Grand Challenge to produce high quality titanium metal powder from only titanium scrap feedstocks.  IperionX successfully overcame a field of leading titanium companies to produce low-carbon 100% recycled titanium metal from titanium scrap or out-of-specification titanium powder feedstocks.

Major companies across the automotive, defense, bicycle, consumer electronics and green hydrogen sectors desire low carbon titanium from traceable recycled sources to meet their sustainability targets. Materials selection is an important way for manufacturers to reduce the carbon intensity of their products and yet meet demanding requirements for durability, quality and performance.  IperionX offers these companies a unique and valuable solution to maximise recycled content, lower carbon footprints and still produce high performance titanium products.

GREEN HYDROGEN MARKET ASSESSMENT

During the quarter, IperionX released a market study presentation on green hydrogen and the critical importance of titanium metal to successfully scale this high growth market.

Green hydrogen production is forecast to surge by over 1,000x by 2030, driven by the increasing demand for clean energy, the need to reduce greenhouse gas emissions and record government incentives to accelerate the scale-up of green hydrogen. Titanium is an essential material for the Proton Exchange Membrane electrolyzers used in green hydrogen production and for hydrogen fuel cells that will power automotive, truck and bus transportation, as well as marine, aerospace and military applications.

IperionX’s ‘Green Hydrogen Market Assessment’ presentation highlights that the expected surge in green hydrogen will require very large quantities of titanium - and without significant new investment in new titanium production capacity and far higher rates of titanium recycling - the potential global demand from green hydrogen could be as large as the entire current global titanium market by 2040.

Further, significant U.S. Government incentives, such as the $370 billion Inflation Reduction Act, which includes up to a $3/kg hydrogen production tax credit and a 30% capital expenditure tax credit, underpin near term growth in green hydrogen, providing opportunities for U.S. regions rich in plentiful renewable energy sources to be amongst the lowest cost global hydrogen producers.

IperionX is in advanced discussions with leading international customers that require low carbon and circular titanium metal for a range of advanced industries, including aerospace, defense, bicycle, luxury watches and jewelry, consumer electronics and automobiles.  In addition to these valuable markets, IperionX is now in commercial discussions with a range of leading international hydrogen companies that want to source low carbon, 100% recycled titanium for green hydrogen electroyzers and fuel cells.

Titanium metal for green hydrogen is currently sourced over long distances from high carbon supply chains with traceability issues. To ensure the hydrogen economy is more affordable and more sustainable, the U.S. needs to re-shore low carbon titanium production and close the loop of the supply chain by recycling titanium metal.

IperionX’s patented titanium technologies provides a pathway to low carbon, sustainable production of titanium metal, using 100% scrap titanium as feedstock.

The ‘Green Hydrogen Market Assessment’ presentation can be found here.

COMPLETION OF $20 MILLION PLACEMENT

During the quarter, IperionX completed a placement of 20 million new fully paid ordinary shares at an issue price of A$1.00 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$20 million.

The placement was led by IperionX’s two largest shareholders, Fidelity Management & Research Company and Fidelity International, confirming their continued support for IperionX. Directors of IperionX also participated in the placement by subscribing for a total of 1 million shares.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Project

At June 30, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands (HMS), rich in minerals critical to the U.S, including titanium, rare earth minerals, high grade silica sand and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining properties – Milford Project

At June 30, 2023, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the Company made the following payments in relation to mining exploration activities.

Activity	US$000
Geological consultants	(39)
Engineering consultants	(51)
Metallurgical testwork	(41)
Permitting	(11)
Sustainability	(58)
Community relations	(20)
Surveying	(12)
Data and imagery	(12)
Field supplies, equipment rental, vehicles, travel and other	(58)
Total as reported in Appendix 5B	(302)

There were no mining or production activities or expenses during the quarter.

Related party payments

During the quarter, the Company made payments of approximately US$212,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions.

ABOUT IPERIONX

IperionX’s mission is to be the leading developer of low-carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC compliant resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
IperionX Limited

ABN	Quarter ended (“current quarter”)
84 618 935 372	30 June 2023

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
1.	Cash flows from operating activities	1	7
1.1	Receipts from customers
1.2	Payments for	(302)	(2,407)
	(a) exploration & evaluation
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(1,490)	(6,255)
	(e) administration and corporate costs	(974)	(3,443)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	91	140
1.5	Interest and other costs of finance paid	(24)	(46)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material): (a) business development (b) research & development	(133) (787)	(914) (2,671)
1.9	Net cash from / (used in) operating activities	(3,618)	(15,589)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a) entities
	(b) tenements	(147)	(731)
	(c) property, plant and equipment	(632)	(2,302)
	(d) exploration & evaluation	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
	(e) investments	-	-
	(f) other non-current assets	(1,900)	(3,400)
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	(22)	(22)
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,701)	(6,455)

3.	Cash flows from financing activities	13,520	29,637
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	101	285
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(510)	(1,497)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	13,111	28,425

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	5,259	5,659
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,618)	(15,589)

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,701)	(6,455)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	13,111	28,425
4.5	Effect of movement in exchange rates on cash held	(113)	(102)
4.6	Cash and cash equivalents at end of period	11,938	11,938

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	9,158	5,141
5.2	Call deposits	2,780	118
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	11,938	5,259

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	212
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,843)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(3,843)
8.4	Cash and cash equivalents at quarter end (item 4.6)	11,938
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	11,938
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	3.1

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.     Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Not applicable.
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	July 27, 2023

Authorised by:	Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.